BLACK HAWK FUNDING, INC.
A Nevada Corporation

3/6/2013

<u>Via FedEX</u>
Jennifer Gowetski
Senior Counsel
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Black Hawk Funding, Inc.
       Amended Form 1-A
       Filed December 3, 2012
       File No. 024-10323
       Comment Letter Dated November 2, 2012

Dear Ms. Gowetski,

Black Hawk Funding, Inc. (the "Company") has reviewed the comments contained in your December 20, 2012 letter and has provided the following responses below:

<u>Business and Properties, page 13</u>

1.   We note your response to comment 1 of our letter dated November 2, 2012 in which you have revised your disclosure to indicate that you currently have agreements with two commercial lending companies. In your response to Comment 3(d), please name these two customers. Please clarify if either commercial lending company is affiliated with Mr. Newell and add risk factor disclosure as applicable. In this regard, we note your response to comment 9 of our letter dated November 2, 2012 and the disclosure on page 44.

Response: **"We currently have license agreements with two commercial lending companies (Opportunity Income Fund I, LP and Trustee Opportunity Partners, LP) that originate deals through our database. These two commercial lenders currently account for a major portion of our sales. The material terms of the license agreements include: a one year term, confidentiality and the inability to assign access to the database, and the payment of one percentage point based on the total funding amount for loans originated from the database."**

We have also included an additional Risk Factor:

"16.   *The two commercial lending companies that account for a majority of our sales are co-managed by Black Hawk Funding's President Robert Newell.* If Mr. Newell were to terminate his involvement with the Company it could adversely affect our business relationship with Opportunity Income Fund I, LP and Trustee Opportunity Partners, LP. Additionally, given his relationship with those two companies there is potential for conflicts of interest."

Offering Price Factors, page 20

2.   We note your response to comment 5 of our letter dated November 2, 2012. When calculating the implicit post-offering value of the Company, only convertible shares that have been issued should be included. Authorized, but unissued, shares should be excluded from the calculation. Please revise your disclosure accordingly.

Response: The Company has revised the Form 1-A in the following manner:

"(b)   What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)?   (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: 14,870,000*
If the minimum is sold: 10,870,000*

*These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: 1,710,000 Series B Preferred Shares converted at a 1:1 ratio. The Series A preferred shares are not convertible. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise options, warrants or rights included in the calculations."

Note 2 – Summary of Significant Accounting Policies, page 46

Revenue and Cost Recognition, page 47

3.   We note your response to comment 10 of our letter dated November 2, 2012 and your revised disclosure. Please further revise your disclosure to include the portions of your response that indicate 1) no fee is paid unless a loan is originated, 2) all revenue earned to date has been from license agreements and 3) the Company has not originated any loans to date.

Response: The Company has made the following revision:

"*Revenue and Cost Recognition*
The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company earns revenues in two ways. First, when the Company enters into a license agreement with a potential borrower, the borrower will pay a license fee for originating a loan from our database. The Company is paid the license fee by the licensee when the licensee has closed the loan. The fee is recognized as income when it is no longer refundable. Second, the Company earns origination fees when it originates its own loans. The Company will follow FASB ASC Subtopic 310-20-35-2, Receivables—Nonrefundable Fees and Other Costs, which states the

BLACK HAWK FUNDING, INC.
A Nevada Corporation

nonrefundable fees collected at the outset of the loan arrangement are not recognized as revenue upon receipt but are deferred and recognized over the life of the loan. No fee is paid unless a loan is originated, all revenue earned to date has been from license agreements and the Company has not originated any loans to date."

Exhibit H, page 97

11.   We note your response to comment 10 of our letter dated November 2, 2012. We continue to note the disclosure in Exhibit H, for example purposes only, "average loan request size: $3.9M" and as well as "access to high returns from low risk." Please tell us how this information relates to your company, how Exhibit H is being used by you and revise to reconcile with your disclosure on page 11 that you have little operating history and a cumulative loss of approximately $26,732.

Response: The domain name and database that Black Hawk Funding acquired in 2012 has been in existence since the mid-1990's. The information relates to our Company, because we receive requests to fund loans through the database. For example, the $3.9M figure is an actual average of the size of loan requests received. Further example, the phrase "access to high returns from low risk" relates to the loan to value ratios we require before considering a loan – we will generally require the value of a loan's collateral to be at least twice the amount we will lend – this decreases risk because we can foreclose on that collateral and have more value than we provided in the case of a defaulted loan. The information is used in an Executive Summary that will be provided to persons interested in our Company. While it is true that Black Hawk Funding, Inc. has little operating history, that is not the case for the domain name and database, whose prior owner has been broker loans from the database for the past 17 years.

Sincerely,



Robert Newell, President/CEO